March 26, 2020

Kevin Kuhar
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

RE: Cal-Maine Foods, Inc.
Form 10-K for the Fiscal Year Ended June 1, 2019
Filed July 22, 2019
File No. 001-38695

Dear Mr. Kuhar:

On behalf of Cal-Maine, Foods, Inc., (the “Company”) this responds to your letter dated March 13, 2020, regarding our Annual Report on Form 10-K for the year ended June 1, 2019. Your comment is set forth below, followed by our response.

Form 10-K for the Fiscal Year Ended June 1, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal Year Ended June 2, 2018 Compared to Fiscal Year Ended June 3, 2017, page 30

1. We note that you have relied upon Instruction 1 to Item 303(a) of Regulation S-K to omit a discussion of the earliest of the three years and included a statement that identifies the location of such discussion in a prior filing. However, your disclosure does not expressly state that the information is incorporated by reference as required by Exchange Act Rule
12b-23(e). Refer to Question 110.02 of the Regulation S-K Compliance & Disclosure
Interpretations updated January 24, 2020 and revise future filings to properly incorporate the discussion by reference.

Response

The Company will revise future filings to expressly state that the discussion regarding the earliest of the three years that has been omitted in reliance upon Instruction 1 to Item 303(a) of Regulation S-K is incorporated by reference to the extent that the Company concludes that such omitted discussion is necessary and material to an understanding of its financial condition, changes in financial condition and results of operations.

Very truly yours,

/s/ Max Bowman

Max Bowman
Vice President, Chief Financial Officer, and Treasurer